Exhibit 99.2

Amarin Corporation plc
Period Ended 31 December 2003 Selected Data (UK GAAP - UNAUDITED)

	Three months ended 31 December
	2003			2002
	Pre Exceptional	Exceptional	Total
	$’000	$’000	$’000	$’000

Revenue:
Product sales & royalties	1	—	1	44
Total revenue from continuing activities	1	—	1	44
Revenues from discontinued activities	1,422	(4,477)	(3,055)	13,830
Total revenues	1,423	(4,477)	(3,054)	13,874

Cost of sales:
Direct costs	550	—	550	5,701
Inventory write-off	—	3,551	3,551	—
Cost of sales from discontinued activities	550	3,551	4,101	5,701

Gross profit
Continuing activities	1	—	1	44
Discontinued activities	872	(8,028)	(7,156)	8,129
Total gross profit	873	(8,028)	(7,155)	8,173

Operating expenses:
Selling, General & Administrative	1,111	—	1,111	2,066
Amortisation of intangible assets	144	—	144	125
Operating expenses from continuing activities	1,255	—	1,255	2,191
Selling, General & Administrative	2,843	—	2,843	4,675
Amortisation of intangible assets	1,222	—	1,222	2,444
Impairment charges	—	10,095	10,095	38,782
Gain on disposal of discontinued activities	—	—	—	(966)
Restructuring provision	—	—	—	—
Selling, General & Administrative from discontinued activities	4,065	10,095	14,160	44,935
Research & development from discontinued activities	574	—	574	1,959
Other expenses	—	—	—	—
Operating expenses from discontinuing activities	4,639	10,095	14,734	46,894

Total selling, general & administrative	5,320	10,095	15,415	47,126
Total research & development	574	—	574	1,959

Total operating expenses	5,894	10,095	15,989	49,085

Operating (loss)/profit from continuing activities	(1,254)	—	(1,254)	(2,147)
Operating profit on discontinued activities	(3,767)	(18,123)	(21,890)	(38,765)

Total operating profit/(loss)	(5,021)	(18,123)	(23,144)	(40,912)

Disposal of subsidiary			11,423	—
Loss before interest			(11,721)	(40,912)

Net interest payable			(192)	(913)
Foreign exchange gain			—	2,129
(Loss)/income before taxes			(11,913)	(39,696)

Income tax (expense)/credit			7,502	(3,021)
Dividends payable			—	(79)
Net (loss)/income for the period			(4,411)	(42,796)

Weighted average shares - basic			17,940	9,297
Weighted average shares - diluted			17,944	11,837

(Loss)/income per share:
Basic			(0.25)	(4.60)
Diluted			(0.25)	(4.60)

	Twelve months ended 31 December
	2003			2002
	Pre Exceptional	Exceptional	Total
	$’000	$’000	$’000	$’000

Revenue:
Product sales & royalties	107	—	107	113
Total revenue from continuing activities	107	—	107	113
Revenues from discontinued activities	17,882	(10,624)	7,258	65,328
Total revenues	17,989	(10,624)	7,365	65,441

Cost of sales:
Direct costs	7,232	(600)	6,632	25,445
Inventory write-off	—	5,280	5,280	4,654
Cost of sales from discontinued activities	7,232	4,680	11,912	30,099

Gross profit
Continuing activities	107	—	107	113
Discontinued activities	10,650	(15,304)	(4,654)	35,229
Total gross profit	10,757	(15,304)	(4,547)	35,342

Operating expenses:
Selling, General & Administrative	5,624	—	5,624	5,630
Amortisation of intangible assets	576	—	576	500
Operating expenses from continuing activities	6,200	—	6,200	6,130
Selling, General & Administrative	15,147	—	15,147	17,294
Amortisation of intangible assets	4,890	—	4,890	7,041
Gain on renegotiation of Elan debt	—	(7,500)	(7,500)	—
Impairment charges	—	10,095	10,095	38,782
Gain on disposal of discontinued activities	—	—	—	(966)
Restructuring provision	—	—	—	510
Selling, General & Administrative from discontinued activities	20,037	2,595	22,632	62,661
Research & development from discontinued activities	5,442	—	5,442	6,213
Other expenses	—	—	—	(28)
Operating expenses from discontinuing activities	25,479	2,595	28,074	68,846

Total selling, general & administrative	26,237	2,595	28,832	68,763
Total research & development	5,442	—	5,442	6,213

Total operating expenses	31,679	2,595	34,274	74,976

Operating (loss)/profit from continuing activities	(6,093)	—	(6,093)	(6,017)
Operating profit on discontinued activities	(14,829)	(17,899)	(32,728)	(33,617)

Total operating profit/(loss)	(20,922)	(17,899)	(38,821)	(39,634)

Disposal of subsidiary			11,423	—
Loss before interest			(27,398)	(39,634)

Net interest payable			(835)	(1,959)
Foreign exchange gain			—	8,081
(Loss)/income before taxes			(28,233)	(33,512)

Income tax (expense)/credit			7,356	(3,535)
Dividends payable			(24)	(122)
Net (loss)/income for the period			(20,901)	(37,169)

Weighted average shares - basic			17,093	9,297
Weighted average shares - diluted			17,097	11,837

(Loss)/income per share:
Basic			(1.22)	(4.00)
Diluted			(1.22)	(4.00)

	Three months ended 31 December
	2003	2002
	$’000	$’000

1. Select Balance Sheet Data
Net current assets/(liabilities)	(46,628)	(19,306)
Cash and debtors	4,446	39,871
Deferred tax asset	7,500	—
Total assets	47,377	97,438
Long term creditors and provisions	—	(36,743)
Called up share capital [ordinary shares]	29,088	15,838
Total shareholders’ funds/(deficit)	(6,348)	(6,208)

2. EBITDA
Loss for period	(4,411)	(42,796)
amortisation	1,366	2,569
impairment	10,095	38,782
gain on restructuring/discontinued operation	—	(966)
depreciation	—	—
interest	192	913
taxation	(7,502)	3,021
foreign exchange	—	(2,129)
dividend	—	79
EBITDA	(260)	(527)